                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. THREE)*

                             INLAND RESOURCES INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  457469 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)

       KYLE R. MILLER, 410 17TH STREET, SUITE 700, DENVER, COLORADO 80202
       WITH A COPY TO: MIKE PARSONS, ESQ., GLAST, PHILLIPS & MURRAY, P.C.
         13355 NOEL ROAD, 2200 ONE GALLERIA TOWER, DALLAS, TEXAS  74240
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               SEPTEMBER 8, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
   CUSIP No. 457469 10 4                             PAGE 2 OF 30 PAGES
             -----------                                  -    --
---------------------------------              ---------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kyle R. Miller

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

                   7  SOLE VOTING POWER

    Number of          382,254
     Shares
  Beneficially     -------------------------------------------------------------
    Owned by
      Each         8  SHARED VOTING POWER
   Reporting
     Person            5,439,149
      With
                   -------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                       382,254

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER

                       5,439,149

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,821,403

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  66.6%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
   CUSIP No. 457469 10 4                             PAGE 3 OF 30 PAGES
             -----------                                  -    --
---------------------------------              ---------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KRM Acquisition Corp.

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

--------------------------------------------------------------------------------

                   7  SOLE VOTING POWER

    Number of          5,439,149
     Shares
  Beneficially     -------------------------------------------------------------
    Owned by
      Each         8  SHARED VOTING POWER
   Reporting
     Person
      With
                   -------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                       5,439,149

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,439,149

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.9%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
   CUSIP No. 457469 10 4                             PAGE 4 OF 30 PAGES
             -----------                                  -    --
---------------------------------              ---------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John E. Dyer

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

                   7  SOLE VOTING POWER

    Number of          153,013
     Shares
  Beneficially     -------------------------------------------------------------
    Owned by
      Each         8  SHARED VOTING POWER
   Reporting
     Person
      With
                   -------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                       153,013

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  153,013

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.8%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
   CUSIP No. 457469 10 4                             PAGE 5 OF 30 PAGES
             -----------                                  -    --
---------------------------------              ---------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bill I. Pennington

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

                   7  SOLE VOTING POWER

    Number of          148,676
     Shares
  Beneficially     -------------------------------------------------------------
    Owned by
      Each         8  SHARED VOTING POWER
   Reporting
     Person
      With
                   -------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                       148,676

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  148,676

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.8%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
   CUSIP No. 457469 10 4                             PAGE 6 OF 30 PAGES
             -----------                                  -    --
---------------------------------              ---------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Michael J. Stevens

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

                   7  SOLE VOTING POWER

    Number of          12,240
     Shares
  Beneficially     -------------------------------------------------------------
    Owned by
      Each         8  SHARED VOTING POWER
   Reporting
     Person
      With
                   -------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                       12,240

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,240

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
   CUSIP No. 457469 10 4                             PAGE 7 OF 30 PAGES
             -----------                                  -    --
---------------------------------              ---------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David P. Donegan

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

                   7  SOLE VOTING POWER

    Number of          12,500
     Shares
  Beneficially     -------------------------------------------------------------
    Owned by
      Each         8  SHARED VOTING POWER
   Reporting
     Person
      With
                   -------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                       12,500

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,500

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
   CUSIP No. 457469 10 4                             PAGE 8 OF 30 PAGES
             -----------                                  -    --
---------------------------------              ---------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  C.W. Fink

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

                   7  SOLE VOTING POWER

    Number of          1,000
     Shares
  Beneficially     -------------------------------------------------------------
    Owned by
      Each         8  SHARED VOTING POWER
   Reporting
     Person
      With
                   -------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                       1,000

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,000

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .01%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
   CUSIP No. 457469 10 4                             PAGE 9 OF 30 PAGES
             -----------                                  -    --
---------------------------------              ---------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William T. War

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

                   7  SOLE VOTING POWER

    Number of              -0-
     Shares
  Beneficially     -------------------------------------------------------------
    Owned by
      Each         8  SHARED VOTING POWER
   Reporting
     Person
      With
                   -------------------------------------------------------------

                   9  SOLE DISPOSITIVE POWER

                           -0-

                   -------------------------------------------------------------

                   10 SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  -0-

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

     Common stock, par value $.001 per share (the "Common Stock"), of Inland Resources Inc. (the "Issuer"), 410 17th Street, Suite 700, Denver, Colorado 80202.

ITEM 2.        IDENTIFY AND BACKGROUND.

     (a) The names of the persons filing this statement are:
          (i)    Kyle R. Miller ("Miller");
          (ii)   KRM Acquisition Corp., a Texas corporation ("KRM");
          (iii)  John E. Dyer ("Dyer");
          (iv)   Bill I. Pennington ("Pennington");
          (v)    Michael J. Stevens ("Stevens");
          (vi)   David P. Donegan ("Donegan");
          (vii)  C.W. Fink ("Fink"); and
          (viii) William T. War ("War").

     (b) The principal business address of KRM, and the residence address of the natural persons, listed in (a), above, are as follows:

          (i)    Miller -           19 South Lane
                                    Englewood, CO 80110
          (ii)   KRM -              410 17th Street, Suite 700
                                    Denver, Colorado 80202
          (iii)  Dyer -             4060 S. Holly
                                    Englewood, CO 80111
          (iv)   Pennington -       4 Club Lane
                                    Columbine Valley, CO 80123
          (v)    Stevens -          9077 West Cross, Apt. 104
                                    Littleton, CO 80123
          (vi)   Donegan -          10802 West 28th Place
                                    Lakewood, CO 80215
          (vii)  Fink -             1965 Ridgehill Drive
                                    Bountiful, UT 84010
          (viii) War -              4113 Fairwood Drive
                                    Midland, Texas 79707

     (c) The principal business of KRM, and the principal occupation of the natural persons, listed in (a), above, are as follows:

          (i) Miller - the principal occupation of Miller is President and Chief Executive Officer of the Issuer.
          (ii) KRM - KRM is a newly formed corporation that has not previously engaged in any business activity and does not presently conduct any business activity.

          (iii) Dyer - the principal occupation of Dyer is Vice President and Chief Operating Officer of the Issuer.
          (iv) Pennington - the principal occupation of Pennington is Vice President and Chief Financial Officer of the Issuer.
          (v) Stevens - the principal occupation of Stevens is Vice President, Secretary and Treasurer of the Issuer.
          (vi) Donegan - the principal occupation of Donegan is Manager of Corporate Development of the Issuer.
          (vii) Fink - the principal occupation of Fink is President of Inland Refining, Inc, a wholly-owned subsidiary of the Issuer, whose address is 2355 South 1100 West, Woods Cross, Utah 84087.
          (viii) War - the principal occupation of War is Vice President of the Issuer.

     (d) None of the persons filing this report identified in subparagraph (a), above, has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the persons filing this report identified in subparagraph (a), above, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) KRM is a Texas corporation, and each of Miller, Dyer, Pennington, Stevens, Donegan, Fink and War are citizens of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

     The issued and outstanding shares of Common Stock currently owned of record and beneficially by each of Miller, Dyer, Pennington, Stevens, Donegan, Fink and War were acquired by each of them with personal funds; and any shares to be acquired in the future pursuant to outstanding options or warrants granted to each of such persons are contemplated to be acquired with personal funds of each such person.

     On September 8, 1998, Pengo Securities Corp.("Pengo"), together with Randall D. Smith, Jeffrey A. Smith and John W. Adams (collectively with Pengo, the "Sellers"), entered into a letter agreement dated September 8, 1998 (the "Letter Agreement") (filed as Exhibit 2 to this Amendment No. 3) with KRM granting KRM the exclusive right until October 19, 1998 (extendable upon certain payments being made by KRM to the Sellers until November 3, 1998) to act as placement agent for the purpose of finding a person or persons, which may include KRM, to purchase all of the shares of Common Stock held by the Sellers. Subject to satisfaction of the conditions set forth in the Letter Agreement, the Sellers are obligated to execute a definitive purchase agreement with a purchaser identified by KRM.

     KRM has retained ING Baring Furman Selz LLC and McDonald & Company Securities, Inc. (collectively the "Advisors") as financial advisors to KRM in connection with an undertaking by KRM to raise funds for a private placement of securities of KRM to enable KRM to be the purchaser of the shares of Common Stock held by the Sellers, and to close the purchase of such shares within the time frames set forth in the Letter Agreement. No transactions have been entered into with any potential purchaser of securities of KRM as of the date hereof, and KRM will not have funds sufficient to acquire the shares of Common Stock owned by the Sellers unless it is able to successfully raise such funds through the issuance of securities to one or more purchasers on terms and conditions satisfactory to KRM.

ITEM 4.        PURPOSE OF TRANSACTION.

     If KRM successfully raises funds through the placement of its securities and successfully consummates the acquisition of the shares of Common Stock owned by the Sellers, KRM presently intends to pursue a proposal with the Issuer to merge or consolidate with the Issuer or to otherwise make an offer to acquire the remaining issued and outstanding shares of Common Stock of the Issuer at the same price paid to the Sellers. Any such transaction will be subject to negotiations with, and approval by, the Issuer, and upon the successful placement of securities of KRM in amounts sufficient to fund any such transaction. Upon the closing of any such transaction with the Issuer or the holders of the remaining outstanding shares of Common Stock, KRM presently expects that the Issuer would cease to be a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act").

     It is also anticipated by KRM that if it successfully closes the purchase of the shares of Common Stock owned by the Sellers, the three members of the Board of Directors who are employees of Pengo or its affiliates would resign and be replaced by persons appointed by KRM.

     KRM has also retained the Advisors as initial purchasers or as financial advisors and placement agents in connection with the offering of notes or other debt instruments by KRM to fund various planned activities of the Issuer relating to its oil refineries and a potential oil pipeline.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

     KRM may be deemed to beneficially owns the 5,439,149 shares of Common Stock owned by the Sellers, as a result of the Letter Agreement and KRM's right to purchase such shares if it successfully raises the necessary funds and otherwise satisfies the conditions of the Letter Agreement prior to the expiration of the Letter Agreement. The 5,439,149 shares owned by the Sellers constitute approximately 64.9% of the issued and outstanding shares of Common Stock of the Issuer.

     Miller, Dyer, Pennington, Stevens, Donegan, Fink and War presently own all of the outstanding capital stock of KRM, and have entered into a voting agreement pursuant to which they each have agreed to vote all of their shares in KRM in the manner directed by Miller. Miller is also the sole director of KRM and its President. Consequently, Miller presently has the sole voting and dispositive power with respect to the shares of Common Stock owned by the Sellers if they are successfully acquired by KRM, and may, therefore, also be deemed to beneficially own the 5,439,149 shares of Common Stock owned by the Sellers. Miller owns 23,343 shares of the issued and outstanding shares of Common Stock of the Issuer, and has vested options and warrants to acquire an additional 358,911 shares (212,561 shares are covered by vested options or warrants with an exercise price that was out-of-the-money on September 15, 1998, but these shares are included in Miller's beneficial ownership for purposes of this Schedule 13D). Including the shares owned by the Sellers that may be acquired by KRM, Miller beneficially owns 5,821,403 shares of Common Stock (including vested options and warrants) representing approximately 66.6% of the outstanding (including, for this purpose, the shares issuable upon exercise of Miller's vested options and warrants) Common Stock of the Issuer.

     If KRM successfully raises the necessary funds and otherwise satisfies the conditions of the Letter Agreement prior to expiration of the Letter Agreement and enters into a definitive agreement to purchase the shares of Common Stock owned by the Sellers, it is possible that Miller, Dyer, Pennington, Stevens, Donegan, Fink and War may contribute the shares of Common Stock of the Issuer owned by them to KRM for additional shares of Common Stock of KRM. None of these shares are included in the shares beneficially owned by KRM or Miller, and each of KRM and Miller disclaims beneficial ownership of any of the shares of the Issuer beneficially owned by Dyer, Pennington, Stevens, Donegan, Fink or War. KRM disclaims beneficial ownership of any of the shares of the Issuer beneficially owned by Miller. Each of Dyer, Pennington, Stevens, Donegan, Fink and War disclaim beneficial ownership of the shares beneficially owned by KRM or any of the other persons identified in this Item 4.

     Dyer owns 57,513 shares of the issued and outstanding shares of Common Stock of the Issuer, and has vested options and warrants to acquire an additional 95,500 shares (85,000 shares are covered by vested options or warrants with an exercise price that was out-of-the-money on September 15, 1998, but these shares are included in Dyer's beneficial ownership for purposes of this Schedule 13D). Consequently, Dyer beneficially owns 153,013 shares of Common Stock (including vested options and warrants) representing approximately 1.8% of the outstanding (including, for this purpose, the shares issuable upon exercise of Dyer's vested options and warrants) Common Stock of the Issuer.

     Pennington owns 68,676 shares of the issued and outstanding shares of Common Stock of the Issuer, and has vested options and warrants to acquire an additional 80,000 shares (80,000 shares are covered by vested options or warrants with an exercise price that was out-of-the-money on September 15, 1998, but these shares are included in Pennington's beneficial ownership for purposes of this Schedule 13D). Consequently, Pennington beneficially owns 148,676 shares of Common Stock (including vested options and warrants) representing approximately 1.8% of the outstanding

(including, for this purpose, the shares issuable upon exercise of Pennington's vested options and warrants) Common Stock of the Issuer.

     Stevens does not own any shares of the issued and outstanding shares of Common Stock of the Issuer, but has vested options and warrants to acquire 12,240 shares (12,240 shares are covered by vested options or warrants with an exercise price that was out-of-the-money on September 15, 1998, but these shares are included in Stevens' beneficial ownership for purposes of this Schedule
13D). Consequently, Stevens beneficially owns 12,240 shares of Common Stock (including vested options and warrants) representing approximately 0.1% of the outstanding (including, for this purpose, the shares issuable upon exercise of Dyer's vested options and warrants) Common Stock of the Issuer.

     Donegan does not own any shares of the issued and outstanding shares of Common Stock of the Issuer, but has vested options and warrants to acquire 12,500 shares (12,500 shares are covered by vested options or warrants with an exercise price that was out-of-the-money on September 15, 1998, but these shares are included in Donegan's beneficial ownership for purposes of this Schedule
13D). Consequently, Donegan beneficially owns 12,500 shares of Common Stock (including vested options and warrants) representing approximately 0.1% of the outstanding (including, for this purpose, the shares issuable upon exercise of Donegan's vested options and warrants) Common Stock of the Issuer.

     Fink owns 1,000 shares of the issued and outstanding shares of Common Stock of the Issuer, representing approximately 0.01% of the outstanding Common Stock of the Issuer, and has no vested options to acquire shares of Common Stock of the Issuer.

     War does not own any shares of the issued and outstanding shares of Common Stock of the Issuer, and has no vested options to acquire shares of Common Stock of the Issuer.


     (b) KRM may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock reported in Item 5(a), above, as beneficially owned by KRM.

     Miller may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by KRM reported in Item 5(a), above, and may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the other shares of Common Stock owned by him reported in Item 5(a), above.

     Dyer may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Pennington may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Stevens may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Donegan may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Fink may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     War does not own any shares of Common Stock of the Issuer.

     (c) There have been no transactions by the reporting persons in the Common Stock during the past 60 days except as described above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the reporting persons as described herein.

     (e) Not applicable.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Schedule 13D, none of the filing persons are aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between any of such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 -   Joint Filing Agreement among the filing persons.

     Exhibit 2 -   Letter Agreement with the Sellers.

     Exhibit 3 -   Shareholders' Agreement and Voting Agreement.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 1998       KRM ACQUISITION CORP.


                                By:      /s/ Kyle R. Miller
                                       -------------------------
                                       Kyle R. Miller, President

Dated: September 15, 1998         /s/ Kyle R. Miller
                                ----------------------------------------
                                        KYLE R. MILLER, individually

Dated: September 15, 1998         /s/ John E. Dyer
                                ----------------------------------------
                                        JOHN E. DYER, Individually

Dated: September 15, 1998         /s/ Bill I. Pennington
                                ----------------------------------------
                                        BILL I. PENNINGTON, Individually

Dated: September 15, 1998         /s/ Michael J. Stevens
                                ----------------------------------------
                                        MICHAEL J. STEVENS, Individually

Dated: September 15, 1998         /s/ David P. Donegan
                                ----------------------------------------
                                        DAVID P. DONEGAN, Individually

Dated: September 15, 1998         /s/ C. W. Fink
                                ---------------------------------------
                                        C. W. FINK, Individually

Dated: September 15, 1998         /s/ William T. War
                                ---------------------------------------
                                        WILLIAM T. WAR, Individually

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k), the undersigned hereby execute this Joint Filing Agreement with respect to filing of a Schedule 13D with respect to Inland Resources Inc., and declare that such statement is filed on behalf of each of the undersigned.

Dated: September 15, 1998       KRM ACQUISITION CORP.


                                By:      /s/ Kyle R. Miller
                                       -------------------------
                                       Kyle R. Miller, President

Dated: September 15, 1998         /s/ Kyle R. Miller
                                ----------------------------------------
                                        KYLE R. MILLER, individually

Dated: September 15, 1998         /s/ John E. Dyer
                                ----------------------------------------
                                        JOHN E. DYER, Individually

Dated: September 15, 1998         /s/ Bill I. Pennington
                                ----------------------------------------
                                        BILL I. PENNINGTON, Individually

Dated: September 15, 1998         /s/ Michael J. Stevens
                                ----------------------------------------
                                        MICHAEL J. STEVENS, Individually

Dated: September 15, 1998         /s/ David P. Donegan
                                ----------------------------------------
                                        DAVID P. DONEGAN, Individually

Dated: September 15, 1998         /s/ C. W. Fink
                                ---------------------------------------
                                        C. W. FINK, Individually

Dated: September 15, 1998         /s/ William T. War
                                ---------------------------------------
                                        WILLIAM T. WAR, Individually

                                   EXHIBIT 2

                            Pengo Securities Corp.
                         885 Third Avenue, 34th Floor
                           New York, New York 10022

                               September 8, 1998


KRM Acquisition Corp.
c/o Kyle R. Miller
410 17th Street
Suite 700
Denver, CO 80202

Gentlemen:

          1. Designation as Placement Agent. Pengo Securities Corp. ("Pengo"), together with Randall D. Smith, Jeffrey A. Smith, John W. Adams, (collectively with Pengo, the "Sellers"), hereby grant "KRM Acquisition Corp. ("KRM") the exclusive right until the Expiration Date (defined below) to act as placement agent for the purpose of finding a person or persons (which may include KRM) (the "Purchaser") to purchase all of the Common Stock, par value $.001 per share (the "Common Stock"), of Inland Resources Inc., a Washington corporation ("Inland"), now owned by the Sellers. During such time, each of the Sellers agrees not to transfer, sell or otherwise dispose of any shares of Common Stock other than pursuant to a definitive purchase agreement entered into by the Sellers and the Purchaser.

          2. Term. This letter agreement will terminate on October 19, 1998 (subject to extension, the "Expiration Date"); provided, however, that the Expiration Date may be extended by KRM until November 3, 1998 upon the payment on or before November 3, 1998 to Pengo, on behalf of all the Sellers, of $100,000 in cash.

          3. Obligation of the Sellers to Sell. The Sellers shall only be obligated to sell their shares of Common Stock to the Purchaser pursuant to a definitive purchase agreement to be executed by each of the Sellers and the Purchaser prior the Expiration Date ("Definitive Purchase Agreement"). Each of the Sellers hereby covenants and agrees to enter into a Definitive Purchase Agreement if the following conditions are met: (i) the terms and conditions (other than those referred to in the following clauses (ii), (iii) and (iv) of this paragraph 3) of the Definitive Purchase Agreement shall be satisfactory to each of the Sellers, (ii) the Definitive Purchase Agreement shall provide that the purchase price per share of Common Stock is not less than $12.00, (iii) the Definitive Purchase Agreement shall provide that if the Purchaser resells any shares of Common Stock purchased from the Sellers within one year of the consummation of the sale of shares of Common Stock to the Purchaser at a price per share (the "Resale Price") greater than that received by the Sellers from the Purchaser (the "Sale Price") the Purchaser shall promptly pay to Pengo, on behalf of all the Sellers, one-half of the difference between the Resale Price and the Sale Price (the Definitive Purchase Agreement to include appropriate provisions to cover a Resale Price that may not be entirely in cash or in one installment), and (iv) the Definitive Purchase Agreement shall have been approved by the board of directors of Inland (the "Board") prior to its execution by the Sellers and the Purchaser. Each of the Sellers further covenants and agrees to use its or his reasonable efforts to cause the Board to approve the Definitive Purchase Agreement that meets the conditions specified in the previous sentence.

          Without limitation of the foregoing, a merger, recapitalization or other transaction involving Inland, which is entered into simultaneously with or following the purchase of Common Stock pursuant to a Definitive Purchase Agreement, in which the holders of Common Stock and Class C Preferred Stock of Inland other than the Sellers receive consideration in excess of the Sale Price, shall be covered by clause (iii) of this Paragraph 3.

          4.   Obligations of the Placement Agent.

               (a) KRM will use reasonable efforts to find a Purchaser, to engage McDonald & Company and ING Barings, as investment bankers to aid in such efforts, and to negotiate the terms of a Definitive Purchase Agreement meeting the conditions set forth in Paragraph 3.

               (b) The sale of the Common Stock pursuant to a Definitive Purchase Agreement is to be effected pursuant to the exemption from the registration requirements of the securities Act of 1933, as amended (the "Act"), provided by Section 4(2) thereof. Accordingly, KRM agrees that:

                   (i) Any offers of the Common Stock will be made only to corporate and institutional investors, each of which has such knowledge and experience In financial and business matters so as to render it capable of evaluating the merits and risks of its prospective investment in the Common Stock and who has assets or other indicia of financial stability sufficient to enable it to bear the economic risk of investing in and holding the Common Stock; provided, however, such offer may be to an entity, such as KRM, formed for the purpose of acquiring the Common Stock, if all of the shareholders, members or partners of such entity are corporate or institutional investors of the type described above ("Purchasing Entity"). No Common Stock will be offered to natural persons, except for members of senior management of Inland, who also may be included as shareholders, members or partners of a Purchasing Entity.

                   (ii) The Common Stock will be offered only by approaching prospective Purchasers on an individual basis. The Common Stock will not be offered or sold by any means of general solicitation or general advertising.

                   (iii) Any private placement memorandum or other materials supplied to a prospective Purchaser will contain a statement expressly offering an opportunity for each prospective Purchaser to ask questions of, and receive answers from, Inland concerning the offering of the Common Stock and to obtain additional relevant information that is not confidential or non-public information (or, if confidential, that is subject to an appropriate confidentiality letter) that inland or KRM possesses or can acquire without unreasonable effort or expense.

          5. Miscellaneous. This letter agreement (a) may be modified or amended only by a written agreement executed and delivered by each of the Sellers and KRM (b) may be executed in one or more counterparts, each such counterpart being deemed an original instrument and all such counterparts together constituting the same agreement and (c) shall be governed by and construed in accordance with at laws of the State of New York applicable to agreements to be performed entirely within such State.

          If the foregoing correctly sets forth our agreement, please so indicate in the space provided below and return one copy to each of the undersigned. This letter will not be effective unless and until it is countersigned by KRM.


                              PENGO SECURITIES CORP,


                              By:     /s/ David A. Persing
                                      -----------------------------
                                      Name:  David A. Persing
                                      Title:  Senior Vice President

                              /s/ Randall D. Smith
                              -------------------------------
                              Randall D. Smith

                              /s/ Jeffrey A. Smith
                              ---------------------------------
                              Jeffrey A. Smith

                              /s/ John W. Adams
                              -------------------------------
                              John W. Adams

Accepted and agree to:

KRM ACQUISITION CORP.

By: /s/ Kyle R. Miller
   ------------------------

                                   EXHIBIT 3                       Page 23 of 30

                 SHAREHOLDERS' AGREEMENT AND VOTING AGREEMENT

     THIS SHAREHOLDERS' AGREEMENT AND VOTING AGREEMENT (the "Agreement") is made and entered into effective the 8th day of September, 1998, by and between KRM ACQUISITION CORP., a corporation existing under the laws of the State of Texas (the "Corporation"), and KYLE R. MILLER, JOHN E. DYER, BILL I. PENNINGTON, MICHAEL J. STEVENS, C.W. FINK, DAVID P. DONEGAN AND WILLIAM T. WAR (hereinafter referred to individually as the "Shareholder" and jointly as the "Shareholders").

     WHEREAS, the Shareholders own all of the outstanding common stock of the Corporation (the "Shares"); and

     WHEREAS, the Shareholders believe it to be in their best interests and in the best interest of the Corporation that their ability to transfer the Shares be restricted and that a program be established for the purpose of the disposition of the Shares owned by a Shareholder at the time he is no longer associated with the Corporation; and

     WHEREAS, the Shareholders have also entered into this Agreement for the purpose of voting as a unit the Shares, and the Shareholders confirm that they believe it to be in the best interest of the Corporation and themselves to vote their Shares as a unit as set forth herein, for the term provided for herein, and to provide for a means of insuring continuity and stability in the management of the Company.

     NOW THEREFORE, for and in consideration of the foregoing recitals and the mutual promises and representations herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed by and among the parties hereto as follows:

                                                                   Page 24 of 30
                                  ARTICLE  I
                           RESTRICTIONS ON TRANSFER

      1.01 RESTRICTIONS ON TRANSFER. No sale, assignment, transfer, pledge, hypothecation, or other disposition of the Shares, now or hereafter owned or held by any Shareholder, or by any person hereafter acquiring any such Shares or part thereof or becoming a party to this Agreement as a Shareholder, or of any portion therein (hereinafter referred to as a "Transfer of Shares"), shall be valid, enforceable or effective unless made in accordance with all of the terms and provisions of this Agreement.

      1.02 TRANSFER TO THIRD PARTY; RIGHT OF FIRST REFUSAL. Neither Shareholder shall make any Transfer of Shares unless he shall have first offered all of his Shares to the other Shareholders in the manner and to the extent hereinafter set forth.

               (a) Third-Party Offer. The Shareholder desiring to effect a Transfer of Shares (hereinafter referred to as the "Offeror") shall transmit to the other Shareholders by certified mail, return receipt requested, a true copy of a bona fide written offer for the purchase of all of the Offeror's Shares, together with sufficient information from which a judgment may be made as to the ability to perform such offer and as to the desirability of permitting the prospective purchaser to be a Shareholder of the Corporation.

               (b) Option. The other Shareholders of the Corporation shall have the option, exercisable within forty-five (45) days of the receipt of the notice of the third-party offer of the Transfer of Shares, to purchase such Shares at the same price per share, and upon substantially the same terms and conditions contained in such offer, in the proportions in which the Shares then owned by each of them compares to all of the Shares owned by the Shareholders, excluding the Shares owned by the Offeror.

               (c) Shareholder Purchase. If one or more of such Shareholders shall signify his intention to exercise such option, and if one or more of the other Shareholders shall refuse or fail to exercise such option, then the accepting Shareholder(s) shall have the right to purchase from the Offeror all of the Offeror's Shares within fifteen (15) days of the expiration of the forty-five (45) day period, in such proportion as they may agree among themselves, and in the absence of an agreement, in the same proportion or proportions in which they then own Shares, excluding the Shares owned by the Offeror and the Shares owned by the Shareholders not electing to purchase any of the Offeror's Shares.

               (d) Sale to Third Party. ln the event that Shares have been offered for sale under and pursuant to this Section 1.02, and such offer has not been finally accepted by the other Shareholders in accordance with the provisions hereof, any Shares which have not been finally accepted may be sold or disposed of upon the terms and conditions contained in the offer within ten (10) days after the expiration of the last date of any right to purchase, except that the purchaser or purchasers who acquire the same shall hold the Shares subject to the terms of this Agreement and, shall, as a condition precedent to acquiring such Shares, be required to execute an addendum or amendment to this Agreement expressly agreeing to be bound by all of the terms and conditions hereof, including, without limitation, the voting provisions set forth in Article V. Any such Shares which are not sold or disposed of within such ten (10) day period shall again become fully subject to the terms of this Agreement.

     1.03 TRANSFER CONTRARY TO AGREEMENT. Any purported Transfer of Shares in violation of any provisions of this Agreement shall be void and ineffectual, shall not operate to transfer any interest or title to the purported transferee, and shall give the Corporation and the other Shareholders an option to purchase such Shares in the manner and on the terms and conditions provided for herein.


                                  ARTICLE  II
                       ESTATE AND HEIRS BOUND UPON DEATH


     Upon the death of a Shareholder (the "Decedent"), the estate of the Decedent and the heirs and beneficiaries of the Decedent who are assigned Shares shall hold the Shares subject to the terms of this Agreement and shall, as a condition precedent to receiving such Shares, be required to execute an addendum or amendment to this Agreement expressly agreeing to be bound by all of the terms and conditions hereof, including, without limitation, the voting provisions set forth in Article V.


                                  ARTICLE III
                 ASSIGNEES BOUND UNDER ALL OTHER CIRCUMSTANCES

     If, upon the occurrence of the disability, divorce or any other event relating to a Shareholder, a legal representative, former spouse or other person is assigned all or a portion of such Shareholder's Shares or the right to vote or dispose of such Shares, such representative, former spouse or other person shall take and hold such Shares, or the right to vote or dispose of such Shares, subject to the terms of this Agreement, and shall, as a condition precedent to any such assignment, execute an addendum or amendment to this Agreement expressly agreeing to be bound by all of the terms and conditions hereof, including, without limitation, the voting provisions set forth in Article V. This Article III is not intended to allow any transfer that would otherwise be covered by Section 1.02 and any such proposed assignment shall be fully subject to said Section 1.02.

                                                                   Page 26 of 30
                                  ARTICLE IV
                    DISPOSITION OF SHARES UPON TERMINATION
                         OF EMPLOYMENT FOR ANY REASON

     4.01 TERMINATION OF EMPLOYMENT. In the event the full-time employment by the Corporation, Inland Resources Inc. ("Inland") or any successor entity of either the Corporation or Inland (collectively referred to herein as the "Employer") is voluntarily terminated by such Shareholder or terminated by the Employer for any reason, so that such Shareholder is no longer employed by any Employer (the "Terminated Shareholder"), the other Shareholders shall have the option to purchase all, but not less than all, of the Shares of the Terminated Shareholder (the "Terminated Shares"), as provided in this Article IV.

     4.02 OPTION. The other Shareholders of the Corporation shall have the option, exercisable within one hundred twenty (120) days of the termination, to purchase such Terminated Shares, in the proportions in which the Shares then owned by each of them compares to all of the Shares owned by the Shareholders, excluding the Terminated Shares, at the purchase price set forth below.

     4.03 PURCHASE PRICE. The purchase price payable to the Terminated Shareholder for the Terminated Shares shall be an amount calculated as follows:
(i) if the termination occurs prior to the consummation of any acquisition by the Corporation of a controlling interest in Inland, the purchase price shall be the par value per share of each Share, or (ii) if the termination occurs after the consummation of any acquisition by the Corporation of a controlling interest in Inland, the purchase price shall be determined as follows: the consolidated earnings of the Corporation for the most recently completed four fiscal quarters before reduction for interest expense, income taxes and depletion, depreciation and amortization ("EBITDA") shall be multiplied by six and the resulting product will be adjusted by adding to such product the amount of consolidated net working capital of the Corporation and then subtracting (i) the amount of all consolidated long-term debt of the Corporation and (ii) the amount of all preferred stock of the Corporation, and the resulting number shall be referred to as the "Adjusted Value"; and the Adjusted Value will be divided by the aggregate number of issued and outstanding shares of common stock of the Corporation at the date of calculation, and the resulting quotient shall be the price per share to be paid. Such purchase price shall be payable in cash within one hundred fifty (150) days of the termination. In the event Kyle R. Miller is the Terminated Shareholder, this Agreement shall be deemed automatically amended to delete Article V without further action of any of the parties hereto.

                                   ARTICLE V
                               VOTING AGREEMENT

     Until such time as the Corporation shall have acquired a controlling interest in Inland, each of the Shareholders hereby agrees that all of the Shares held by each Shareholder shall be voted by such Shareholder at any and all meetings of the shareholders of the Corporation (regular or special meetings) and with respect to any actions taken by written consent of the shareholders of the Corporation in the manner directed by Kyle R. Miller. From and after the date the Corporation acquires a controlling interest in Inland, each of the Shareholders hereby agrees that all of the Shares held by each Shareholder shall be voted by such Shareholder at any and all meetings of the shareholders of the Corporation (regular or special meetings) and with respect to any actions taken by written consent of the shareholders of the Corporation in the manner that a majority of the Shares agree to vote. For this purpose, the Shareholders will meet prior to any such meeting or taking of written consent by the shareholders of the Corporation to determine the manner in which a majority of the Shares desire to vote, and this decision shall be binding on all of the Shareholders as herein set forth. Each of the undersigned Shareholders acknowledges and agrees that this Agreement is a voting agreement created under Section B, Article 2.30 of the Texas Business Corporation Act.


                                  ARTICLE  VI
                                 MISCELLANEOUS

      6.01 SHARES ACQUIRED UNDER AGREEMENT. So long as this Agreement is in effect, any Shares acquired by a Shareholder shall remain subject to the terms hereof and any party not presently a Shareholder receiving or purchasing Shares will be bound by the restrictions imposed hereunder as if an original party hereto.

      6.02     SHARE CERTIFICATES.   There shall be conspicuously included on
the share certificates issued to each Shareholder, in addition to any other legend required by the Corporation or by state or federal law, an endorsement in substantially the following from:

     THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS AS TO TRANSFER UNDER THE TERMS OF A SHAREHOLDERS' AGREEMENT AND VOTING AGREEMENT ENTERED INTO BY THIS CORPORATION AND CERTAIN OF ITS SHAREHOLDERS, A TRUE AND CORRECT COPY OF WHICH IS ON FILE AT THE OFFICES OF THE CORPORATION 410 17TH STREET, SUITE 700, DENVER, COLORADO 80202, AND SAID SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED, OR VOTED, OF EXCEPT IN STRICT ACCORDANCE WITH THE TERMS OF THAT AGREEMENT. A COPY OF SAID AGREEMENT WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF THIS CERTIFICATE UPON RECEIPT BY THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTERED OFFICE OF A WRITTEN REQUEST OF THE HOLDER REQUESTING SUCH A COPY.

Thereafter the share certificates shall be delivered to the Shareholders, who shall, subject to the terms of this Agreement, be entitled to exercise all rights of ownership in such Shares. All Shares hereinafter issued to the Shareholders shall bear the same endorsement.

      6.03 FAILURE TO DELIVER SHARE CERTIFICATE. If a Shareholder (or his personal representative) who is obligated to sell his Shares hereunder fails to deliver the certificates representing such Shares in accordance with the terms of this Agreement, the purchaser of such Shares may, at his option, in addition to all other remedies he may have, send to such Shareholder

(or his personal representative) by registered mail, return receipt requested, the applicable purchase price for such Shares. Upon receipt of proof of payment of the purchase price (which proof shall consist of a photocopy of the check, money order or other instrument in payment of the purchase price and a photocopy of the receipt issued by the U.S. Postal Service upon mailing of registered mail or such other proof as may be acceptable to the Corporation), the Corporation, upon written notice to such Shareholder (or his personal representative), shall
(a) cancel on its books the certificates representing the Shares to be sold, (b) issue in the name of the purchaser, in lieu thereof, a new certificate representing such Shares, and (c) deliver such new certificate to the purchaser, and thereupon all of the rights of such Shareholder (or his personal representative) in and to said Shares shall terminate.

      6.04 TERMINATION. This Agreement shall terminate upon the occurrence of any of the following events:

               (a) upon the receivership, bankruptcy or dissolution of the Corporation;

               (b) upon a sale or transfer of all or substantially all of the assets of the Corporation, other than a merger with Inland, in which case this Agreement shall remain in place with respect to all shares received from Inland by the Shareholder in connection therewith and with respect to Inland shares otherwise owned by the Shareholder at such time and such shares in Inland shall thereafter be deemed to be "Shares" hereunder;

               (c) whenever there is only one (1) surviving Shareholder bound by the terms hereof; or

               (d) upon the mutual written agreement of all parties who are then bound by the terms hereof.

In the event of the termination of this Agreement, the outstanding Shares shall be free of any restrictions imposed by this Agreement. Each Shareholder shall surrender to the Corporation the certificates for his Shares and the Corporation shall issue to him in lieu thereof new certificates for an equal number of Shares without the endorsement set forth above.

      6.05 BENEFIT. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs and legatees (sometimes referred to collectively in this Agreement as "personal representatives") of the respective parties hereto. Each Shareholder agrees that he will not hypothecate or otherwise create or suffer to exist any lien, claim or encumbrance in any of his Shares at any time subject hereto, other than the encumbrance created by this Agreement.

      6.06 SPECIFIC PERFORMANCE. The parties hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto by reason of a failure to perform any of the obligations under this Agreement. Therefore, if any party hereto shall institute any action or proceeding to enforce the provisions hereof, any person (including the Corporation) against whom such action or proceeding is brought hereby waives the claim or defense therein that such party has an adequate remedy at law, and such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.

      6.07 ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties hereto and no modification, amendment, change or discharge of any term or provision of this Agreement shall be valid or binding unless the same is in writing and signed by all the parties hereto. No waiver of any of the terms of this Agreement shall be valid unless signed by the party against whom such waiver is asserted.

      6.08 CONSTRUCTION. The parties acknowledge that each party has had the opportunity to review and revise this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

      6.09 NOTICES. Any notice, demand, offer or other written instrument required or permitted to be given, made or sent hereunder shall be in writing, signed by the party giving or making the same, and shall be sent by registered mail to all parties hereto and to the Corporation simultaneously at their respective addresses as set forth herein. Any notice, demand, offer or other written instrument required to be given to or sent to the estate of any decedent hereunder shall be signed and sent, in like manner, addressed to the personal representative of such decedent at his address, or, if there be no such personal representative, to the estate of the decedent, at his address herein set forth. Any party hereto shall have the right to change the place to which any such notice, offer, demand or writing shall be sent to him or her by a similar notice sent in like manner to all parties hereto. The date of mailing of any offer, demand, notice or instrument shall be deemed to be the date of such offer, demand, notice or instrument and shall be effective from such date.

      6.10 GOVERNING LAWS. This Agreement has been executed in the State of Texas and shall be governed and construed in accordance with the laws of that state.

     IN WITNESS WHEREOF, the parties have hereunto set their hands and seals on the day and year first above written.

                               CORPORATION:
                               -----------

                               KRM ACQUISITION CORP.

                               By: /s/ Kyle R. Miller
                                   ----------------------------------
                                   Kyle R. Miller, President
                                   410 17th Street, Suite 700
                                   Denver, Colorado 80202

                               SHAREHOLDERS:
                               -------------


                               /s/ Kyle R. Miller
                               --------------------------------------
                               KYLE R. MILLER

                               /s/ John E. Dyer
                               --------------------------------------
                               JOHN E. DYER

                               /s/ Bill I. Pennington
                               --------------------------------------
                               BILL I. PENNINGTON

                               /s/ Michael J. Stevens
                               --------------------------------------
                               MICHAEL J. STEVENS

                               /s/ C.W. Fink
                               --------------------------------------
                               C.W. FINK

                               /s/ David P. Donegan
                               --------------------------------------
                               DAVID P. DONEGAN

                               /s/ William T. War
                               --------------------------------------
                               WILLIAM T. WAR